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                                 United States
                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                  Schedule 13D
                   under the Securities Exchange Act of 1934

                         Groen Brothers Aviation, Inc.
                                (Name of Issuer)

                         Common Stock, $.005 par value
                         (Title of Class of Securities)

                                   398743104
                                 (CUSIP Number)

                            Charles S. Hughes, Esq.
                               Chapman and Cutler
                             111 West Monroe Street
                            Chicago, Illinois  60603
                                 (312) 845-3735
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 14, 1997
                         (Date of Event which Requires
                           Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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      Name of Reporting Person.
 1    S.S. or I.R.S. Identification Nos. of Above Person

       Lyle P. Campbell
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      Check the Appropriate Box if a Member of a Group. (See Instructions).
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC Use Only
 3

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      Source of Funds  (See Instructions).
 4
      PF (Personal Funds); OO (Other)
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      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
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      Citizenship or Place of Organization
 6
      United States
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                          Sole Voting Power
                     7
     NUMBER OF            3,615,400

      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING             3,615,400

      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          0
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      Aggregate Amount Beneficially Owned by Each Reporting Person
11
      3,615,400

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      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12    (See Instructions).
      [_]
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      Percent of Class Represented by Amount in Row (11)
13
      8.82%
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      Type of Reporting Person (See Instructions).
14
      IN (Individual)
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Item 1.    Security and Issuer.

     The class of securities to which this statement relates is Common Stock, $.005 par value, of Groen Brothers Aviation, Inc. (the "Issuer"), a Utah corporation. The address of the Issuer's principal executive offices is 1784 West 500 South, Salt Lake City, Utah, 84104.

Item 2.   Identity and Background.

     This statement is being filed by Lyle P. Campbell (the "Reporting Person"), a citizen of the United States of America. The Reporting Person is the President of Southwest Bancorp, Inc., located at 6825 West 111th Street, Worth, Illinois 60482, as well as a director and officer of several banks.

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     In exchange for a total of 3,000,000 shares of the common stock of the Issuer, the Reporting Person has contributed $500,000 in cash, out of personal funds, and a McDonnell Douglas MD 900 helicopter (based upon an agreed value of $2,500,000), which was transferred to the Issuer by HeliSource, Inc. pursuant to an agreement with the Reporting Person. Prior to such transactions, the Reporting Person had acquired 615,400 shares of the common stock of the Issuer, of which 350,000 shares were acquired in 1997 and 265,400 in prior years with personal funds.

Item 4.   Purpose of Transaction.

     All of the shares purchased by the Reporting Person have been acquired and are being held solely for investment purposes. The Reporting Person believes that the shares represent an attractive investment opportunity at this time.
The Reporting Person may make additional purchases of shares for investment in the open market, in privately negotiated transactions, or from the Issuer, depending on the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for the shares, other opportunities available to the Reporting Person, general economic conditions and other future developments. Depending on the same factors, the Reporting Person may decide to sell all or part of the investment, although the Reporting Person has no present intention to do so.
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     As part of the Reporting Person's ongoing assessment of the investment in the Issuer, the Reporting Person reserves the right to contact and meet with management of the Issuer in the future, and to attend meetings of the Issuer's board of directors. Additionally, the Reporting Person reserves the right to exercise any rights disclosed in Item 6 hereof.

     The Reporting Person does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     The Reporting Person holds 3,615,400 shares of common stock, which represent 8.82% of the Issuer's common stock (based on 37,621,217 shares outstanding reported in the Issuer's latest 10-Q filed February 11, 1997, plus the 3,350,000 shares issued to the Reporting Person in 1997). The Reporting Person holds the sole power to vote and dispose of his common stock.

     In exchange for a total of 3,000,000 shares of the common stock of the Issuer, the Reporting Person has contributed $500,000 in cash, out of personal funds, and a McDonnell Douglas MD 900 helicopter (based upon an agreed value of $2,500,000), which was transferred to the Issuer by HeliSource, Inc. pursuant to an agreement with the Reporting Person. The $500,000 cash contribution was made on May 14, 1997, and the helicopter was contributed on May 14, 1997. Previously in 1997, the Reporting Person purchased 350,000 shares for $350,000. The transactions were effected directly with the Issuer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Under a Securities Purchase Agreement dated May 14, 1997, between the Issuer and the Reporting Person, the Reporting Person 1) has the right to attend any and all meetings of the Board of Directors as a nonvoting observer, or appoint a nonvoting representative to attend and observe any and all meetings of the Board of Directors; 2) must give approval before the Issuer may conduct any merger, consolidation, reorganization, change of control, sale of all or substantially all of the Issuer's assets (including its subsidiaries), liquidation, dissolution or winding up, or commence any case in bankruptcy; and
3) must give approval before the Issuer may declare or pay any dividend on any capital stock of the Issuer, increase the amount of any capital stock authorized to be issued by the Issuer, redeem any capital stock of the Issuer, sell, assign or transfer any patent, trademark, copyright or
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similar rights (other than to subsidiaries of the Issuer), invest in other entities (other than subsidiaries of the Issuer), or increase senior management compensation. At the first occurrence of 1) five years from the date of the Securities Purchase Agreement; 2) the Reporting Person disposing of more than 2,000,000 of the shares acquired on May 14, 1997; or 3) the bid price of the Issuer's common stock averaging $5 or greater per share for a period of 20 consecutive trading days, the above provisions will cease to be in effect.

     Under a Compensation Agreement dated May 14, 1997, between the Issuer and the Reporting Person, if the Issuer sells, leases or otherwise liquidates the McDonnell Douglas MD 900 helicopter for a cash value in excess of $2,500,000, then the Issuer will issue to the Reporting Person one share of the Issuer's common stock for each dollar in cash value in excess of $2,500,000 that the Issuer receives for the helicopter.

Item 7.   Material to be Filed as Exhibits.

     a. Securities Purchase Agreement dated May 14, 1997

     b. Compensation Agreement dated May 14, 1997
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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         May 14, 1997
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                                                            (Date)

                                                   /s/ Lyle P. Campbell
                                                ------------------------------
                                                       Lyle P. Campbell